UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ____________
Commission file number: 001-34653

A.	Savings and Profit Sharing Plan for Employees of First Interstate BancSystem, Inc.
(Full title of the plan)

Same as below
(Address of the plan, if different from that of the issuer named below)

B.	First Interstate BancSystem, Inc.
(Name of issuer of the securities held pursuant to the plan)

401 North 31st Street, P.O. Box 30918, Billings, Montana 59116-0918
(Address of issuer’s principal executive office)

SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF
FIRST INTERSTATE BANCSYSTEM, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.

Report of Independent Registered Public Accounting Firm
Executive Committee
Savings and Profit Sharing Plan for Employees of First Interstate BancSystem, Inc.
Billings, Montana
We have audited the accompanying statements of net assets available for benefits of the Savings and Profit Sharing Plan for Employees of First Interstate BancSystem, Inc. (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.
The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ BKD, LLP
Denver, Colorado
June 25, 2010
Federal Employer Identification Number: 44-0160260

1

SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS
Investments, at fair value
Registered investment companies	$97,456,418	$72,817,003
Collective trust fund	11,369,316	10,382,040
Employer securities	28,866,600	41,278,960
Participant loans	2,941,666	2,460,553

	140,634,000	126,938,556

Receivables
Employer’s contributions	393,851	659,643
Employees’ contributions	—	—
Accrued interest on loan payments	—	—
Accrued investment income	—	—

	393,851	659,643

Non-interest bearing cash	—	8,604

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	$141,027,851	$127,606,803

Adjustment from fair value to contract value for fully benefit-responsive investment contract	339,547	1,569,958

NET ASSETS AVAILABLE FOR BENEFITS	$141,367,398	$129,176,761

See notes to financial statements.	2

SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2009

Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments	$12,058,440
Dividends	1,029,434
Interest	607,429

13,695,303

Contributions
Employer	5,717,377
Participants’	6,272,042
Rollovers	237,174

12,226,593

Total additions	25,921,896

Deductions from net assets attributed to:
Benefits paid to participants	13,718,755
Fees paid from plan assets	12,504

Total deductions	13,731,259

Net increase	12,190,637

Net assets available for benefits:
Beginning of year	129,176,761

End of year	$141,367,398

See notes to financial statements.	3

SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008
NOTE 1 — DESCRIPTION OF PLAN AND SIGNIFICANT ACCOUNTING POLICIES
Description of Plan
The following description of the First Interstate BancSystem, Inc. (the “Company”) Savings and Profit Sharing Plan for Employees of First Interstate BancSystem, Inc. (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
General. The Plan is a defined contribution plan covering all employees of the Company’s member banks and affiliates who are classified as regular-status scheduled to work 20 hours or more per week, or, if not classified as regular status have completed 1,000 hours of service in no more than twelve consecutive months. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Elective and Matching Contributions. At initial entry in the Plan, participants are automatically enrolled to contribute four percent of their annual compensation in pre-tax contributions, unless they elect otherwise. Participants may change their elective contribution rate and/or type of contribution as of any pay period by filing a new election. Such elective contributions are limited to the annual limitation defined in Internal Revenue Code (IRC) Section 402(g)(1), which was $16,500 for 2009 and $15,500 for 2008. Participants aged 50 or older before the close of the Plan year are eligible to make catch-up contributions in accordance with, and subject to the limitations of, Section 414(v) of the IRC. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.
The Company makes a matching contribution of 125 percent of the first four percent of annual compensation that a participant contributes to the Plan.
Discretionary Contributions. At its discretion, the Company may make a quarterly profit sharing contribution. The Plan also allows for an Applicable Minimum Employer contribution and a Specified Minimum Employer contribution as determined by the Company’s board of directors by appropriate resolution on or before the last day of the Company’s tax year.
Participant Accounts. Each participant’s account is credited with the participant’s contributions and allocations of the Company contributions and Plan earnings. Allocations of participant earnings are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

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SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008
Vesting. Participants are immediately vested in their contributions and any rollover contributions plus allocated earnings thereon. Vesting in the Company’s matching and profit sharing contribution portions of their accounts and earnings thereon is contingent upon the participant’s date of hire. Employees who were hired before January 1, 2000 and participating in the Plan before January 1, 2001 are 100 percent vested in the Company’s matching and profit sharing contributions. Employees who were hired as regular-status working 20 hours or more per week during the fiscal year 2000 and became participants in fiscal year 2001 after completing 1 year of service, as defined, are also 100 percent vested in the Company’s matching and profit sharing contributions. Employees hired in fiscal year 2001 or later are subject to a vesting schedule based on years of service. These participants are 100 percent vested in the Company’s matching and profit sharing contributions after three years of credited service. Pursuant to the sale of i_Tech Corporation as of December 31, 2008, the Plan was amended to provide 100 percent vesting in Company matching and profit sharing account balances for 37 affected participants who otherwise would not have been fully vested.
Participant loans. Loans are limited to the lesser of (a) 50 percent of the participant’s vested account balance or (b) $50,000, reduced by the excess, if any, of (i) the participant’s highest outstanding loan balance during the previous year, over (ii) the participant’s outstanding loan balance on the date the loan is made. Loan terms shall not exceed the earlier of (a) 15 years if the loan is for the purchase of a principal residence of the borrower or (b) five years for all other loans. The loans are secured by the balance in the participant’s account and bear a rate of interest which is commensurate with the interest rates being charged at the time such loan is made under similar circumstances by financial institutions in the community in which the Company’s principal office is then located. Interest rates on the participant loans outstanding at December 31, 2009 ranged from 4.25 percent to 10.5 percent. Principal and interest is paid ratably through biweekly payroll deductions for active employees.
Investment Options. Upon enrollment in the Plan, a participant may direct contributions in a variety of mutual fund offerings of registered investment companies. The most common options as of December 31, 2009 are as follows:
Accessor Balanced Allocation Fund — Funds are divided between equity funds and fixed-income funds in approximate equal proportion.
MetLife Stable Value Fund — Funds are invested in U.S. government and agency securities, asset-backed securities, mortgage-backed securities and U.S. large company stocks. The fund is guaranteed through MetLife to maintain the value of principal and all accumulated interest.
Harbor International Fund — Funds are invested primarily in equity securities, principally common and preferred stocks of foreign companies located in Europe, the Pacific Basin and emerging industrialized countries whose economics and political regimes appear more stable and are believed to provide some protection to foreign shareholders.
Accessor Growth Allocation Fund — Funds are invested primarily in equity funds and some fixed-income funds with a target range of approximately 80% and 20%, respectively.
Accessor Aggressive Growth Allocation Fund — Funds are invested in the domestic and international equity markets.
Accessor Growth & Income Allocation Fund — Funds are invested in equity funds and some fixed-income funds with a target range of approximately 60% and 40%, respectively.

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SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008
A participant could not contribute to, but could direct transfers from any investment into, the following investment option in 2009:
First Interstate BancSystem, Inc. Common Stock — Funds are invested in First Interstate BancSystem, Inc. common stock (Company Stock). A participant’s investment in Company Stock was limited to 25 percent of the participant’s account balance, as defined. Effective July 16, 2009, the percent was reduced to 10 percent of the participant’s total account balance at the time of purchase.
As of December 31, 2009 and 2008, Plan assets invested in Company Stock were 20 percent and 32 percent of net assets available for benefits, at fair value, respectively.
Effective March 24, 2010, Company Stock is no longer available for investment within the Plan. Current holdings may be retained until sold for investment transfer or distribution, but no additional purchases will be permitted. For additional information, see Note 9 — Subsequent Events.
Payment of Benefits. After termination of service due to death, disability, or retirement, a participant with an account balance of more than $5,000 may, on any distribution date following termination, elect to receive either a lump sum distribution or a direct rollover of his/her vested account balance or installment payments (annually, quarterly, or monthly) of a specific dollar amount not to exceed 10% of the account balance at the time of election or installment payments over a specified period of time not to exceed the participant’s life expectancy or an installment in an amount equal to the required minimum distribution for the year. For termination of service due to other reasons, a participant with an account balance of more than $5,000 may elect to receive the value of the vested interest in his/her account as a lump sum distribution or in a direct rollover. A participant that terminates with a vested account balance less than $1,000 will receive a lump sum distribution. A participant with an account balance more than $1,000 but less than $5,000 will receive distribution in the form of an automatic rollover to an IRA. A participant may elect to withdraw any or all of his/her account balance prior to termination of employment after reaching age 59-1/2. A participant may elect to receive a hardship distribution, without termination of employment, if he/she qualifies under the hardship withdrawal rules.
Member Employers. Members of the Plan include First Interstate BancSystem, Inc. and the following subsidiaries:

First Interstate Bank	* FI Statutory Trust I
FIBCT, LLC	* FI Capital Trust II
* Commerce Financial, Inc.	* FI Statutory Trust III
* First Interstate Statutory Trust	* FI Capital Trust IV
* FIB, LLC	* FI Statutory Trust V
* First Interstate Insurance Agency, Inc.	* FI Statutory Trust VI
* First Western Data, Inc.	** i_Tech Corporation

*	Denotes no current employees

**	i_Tech Corporation sold as of December 31, 2008
(continued on next page)

6

SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008
Forfeited Accounts. At December 31, 2009 and 2008, forfeited non-vested accounts totaled $31,247 and $81,689, respectively. Forfeited balances of terminated participants’ non-vested accounts are used first to reduce contributions funded by the Company and then to pay administrative expenses incurred by the Plan. Forfeitures totaling $122,537 were used to reduce 2009 Company profit sharing contributions.
Basis of Accounting
The accompanying financial statements have been prepared on an accrual basis and present the net assets available for participant benefits and changes in those net assets.
Use of Estimates
The preparation of financial statements in conformity with United States of America generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.
Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes gains and losses on investments bought and sold as well as held during the year.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, and the current economic environment, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

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SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008
Payment of Benefits
Benefits are recorded when paid.
Income Tax Status
The Plan obtained its latest determination letter dated July 2, 2003, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s counsel believe the Plan is designed and is currently operated in compliance with the applicable requirements of the IRC. With a few exceptions, the Plan is no longer subject to U.S., federal, state and local or non-U.S. income tax examinations by tax authorities for years before 2006.
NOTE 2 — INVESTMENTS
The following presents the individual investments (all participant-directed) that represent 5 percent or more of the Plan assets available for benefits:

	2009		2008
	Number		Number
	of units	Fair Value	of units	Fair Value
Registered investment companies:
Accessor Balanced Allocation Fund	1,339,608	$19,558,284	1,226,655	$15,308,660
Accessor Growth Allocation Fund	804,437	11,270,169	771,054	8,951,934
Harbor International Fund	206,946	11,355,130	191,750	7,708,365
Accessor Growth & Income Fund	524,778	7,446,605	*	*
Accessor Aggressive Growth Allocation Fund	636,458	8,738,568	655,878	7,345,834
Collective trust fund:
MetLife Stable Value Fund	77,296	11,369,316	81,699	10,382,040
Employer securities:
First Interstate BancSystem, Inc. Common Stock	481,110	28,866,600	554,080	41,278,960

		$98,604,672		$90,975,793

* Less than 5% of net assets

During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $12,058,440 as follows:

Investments at fair value as determined by quoted market price:
Registered investment companies				$19,327,829
Investments at fair value as determined by appraisal:
Employer securities				(7,269,389)

				$12,058,440

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SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008
NOTE 3 — FAIR VALUE MEASUREMENTS
FASB ASC Topic 820, “Fair Value Measurements and Disclosures”, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under the authoritative guidance are described below:
Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 — Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.
Registered Investment Company funds are valued at the net asset value of shares held in the plan at year end.
Loans to Participants are valued at amortized cost, which approximates fair value. The cash flows for the notes are known and the interest rates used are observable in the market. The interest rate is the prime rate as published on the first day of the calendar month in which the loan is requested, plus 1%.
The Collective Trust Fund is valued at fair value of the underlying group annuity contract as reported by the issuing contract insurer, then adjusted to contract value. See Note 4 for additional information on this investment.

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SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008
Employer securities are valued at fair value as determined by an independent appraisal. The fair value of Company Stock is based on the minority appraised value of the common stock as determined by an independent valuation expert. The minority appraised value of Company Stock represents the estimated fair market valuation of a minority interest, taking into account adjustments for lack of marketability and other factors. Valuations are performed on a quarterly basis and are received approximately 45-60 days after each quarter end. The estimated fair market value of a share of Company Stock of $60.00 and $74.50 as of December 31, 2009 and December 31, 2008, respectively, was based on the December 31, 2009 and December 31, 2008 minority appraised value received February 5, 2010 and March 2, 2009, respectively.
The following table sets forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value:

	Investment Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Registered Investment Companies
Principle Preservation	$1,746,217	—	—	$1,746,217
Fixed Income — Gvt & Corp Bonds	6,577,204	—	—	6,577,204
Asset Allocation Funds	49,272,876	—	—	49,272,876
Equity — Large Cap	18,918,408	—	—	18,918,408
Equity — Small-Mid Cap	8,329,584	—	—	8,329,584
Equity — International	12,612,129	—	—	12,612,129

Total Registered Investment Companies	97,456,418	—	—	97,456,418

Loans to Participants	—	2,941,666	—	2,941,666
Collective Trust Fund
Stable Value Fund	—	—	11,369,316	11,369,316

Total Collective Trust Fund	—	—	11,369,316	11,369,316

Employer Securities	—	—	28,866,600	28,866,600

Total investment assets at fair value	$97,456,418	$2,941,666	$40,235,916	$140,634,000

	Investment Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Registered investment companies	$72,817,003	$—	$—	$72,817,003
Loans to participants	—	2,460,553	—	2,460,553
Collective trust fund	—	—	10,382,040	10,382,040
Employer securities	—	—	41,278,960	41,278,960

Total investment assets at fair value	$72,817,003	$2,460,553	$51,661,000	$126,938,556

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SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008
The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investment assets.

	Level 3 Investment Assets Year Ended December 31, 2009
	Common
	Collective	Employer
	Trust	Securities	Total

Balance, beginning of year	$10,382,040	$41,278,960	$51,661,000
Realized gains (losses)	—	(793,857)	(793,857)
Unrealized gains (losses) relating to instruments still held at the reporting date	1,230,411	(6,475,532)	(5,245,121)
Purchases, issuances and settlements	(243,135)	(5,142,971)	(5,386,106)

Balance, end of year	$11,369,316	$28,866,600	$40,235,916

The amount of total gains or losses for the period included in changes in net assets attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$ *	$785,529	$785,529

Gains and losses (realized and unrealized) included in changes in net assets for the period above are reported in net appreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits.

*	Gains and losses on the Common Collective Trust represent changes in the fair value and are not included in the changes in net assets for the period above as the Statement of Changes in Net Assets Available for Benefits is presented on the contract value basis.
NOTE 4 — FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT OF STABLE VALUE FUND COMMON COLLECTIVE TRUST
During 2009, the Plan invested in a common collective trust managed by Reliance Trust Company which invests solely in a managed group annuity contract with Metropolitan Life Insurance Company (“Issuer”), MetLife Stable Managed GIC ABG (Contract #25157). The accounts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

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SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008
The investment contract specifies certain conditions under which distributions from the contract would be payable at amounts below contract value. Such circumstances include premature contract termination initiated by the employer and certain other employer-initiated events. The contract limits the circumstances under which the Issuer may terminate the contract at an amount less than contract value. Such circumstances include the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan.
The crediting interest rates of the contract are based on agreed-upon formulas with the Issuer, as defined in the contract agreement, but cannot be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting. The key factors that influence future interest crediting rates include the following: the level of market interest rates; the amount and timing of participant contributions, transfers and withdrawals into/out of the contract; and, the duration of the underlying investments backing the contract.
The resulting gains and losses in the fair value of the investment contract relative to the contract value are reflected in the Statements of Net Assets Available for Benefits as Adjustment from fair value to contract value for fully benefit-responsive investment contract (“adjustment”). If the adjustment is positive, this indicates that the contract value is greater than the fair value. The embedded losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the adjustment is negative, this indicates that the contract value is less than the fair value. The embedded gains will cause the future interest crediting rate to be higher that it otherwise would have been. The adjustment for 2009 and 2008 are $339,547 and $1,569,958, respectively.
Average yields for the contract for the year ended December 31, 2009 reported in the Fair Value Statement and Disclosures by MetLife were:

Average Yield Earned	15.01%
Average Yield Credited to Participants	3.80%
NOTE 5 — ADMINISTRATIVE EXPENSES
First Interstate Wealth Management serves as trustee of the Plan, provides administrative services and custodies the Participant Loans and Employer securities. Fidelity Investments Institutional Brokerage Group holds custody of the Plan’s mutual fund assets. Alliance Benefit Group Rocky Mountain performs the recordkeeping for the Plan. The Company pays the administrative fees related to these services performed for the Plan and all other expenses related to the plan, except for participant loan and distribution fees which are passed through to the participants.
NOTE 6 — PLAN TERMINATION
Although the Company has not expressed any intent to do so, it has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

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SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008
NOTE 7 — PARTY-IN-INTEREST TRANSACTIONS
Fees are charged to the participant for the processing of loans and distributions. These fees totaled $33,868 for the year ended December 31, 2009. These fees are considered customary and reasonable for such services. Some Plan assets are invested in shares of the common stock of First Interstate BancSystem, Inc. by participant direction. These transactions qualify as party-in-interest. Certain Plan investments are shares of mutual funds managed by Fidelity Management & Research, which is an affiliate of the plan’s custodian, Fidelity Investments Institutional Brokerage Group. In this custodial capacity, Fidelity has no fiduciary responsibility to the Plan. However, these transactions could qualify as party-in-interest should some change occur in this relationship.
NOTE 8 — PLAN AMENDMENTS
Effective January 1, 2009 the Plan was amended to provide a limited window-election period for investment transfers out of the First Interstate BancSystem, Inc. common stock investment occurring quarterly following each announcement of the fair market value of the common stock.
Effective July 17, 2009 the Plan was amended to reduce the maximum investment in First Interstate BancSystem, Inc. common stock to no more than 10% of the participant’s total account balance at the time of purchase.
The Plan was further amended to comply with changes in the law due to the Pension Protection Act and the Worker, Retiree and Employer Recovery Act, including the ability to waive receipt of the 2009 minimum distribution and allow direct rollover of pre-tax amounts to a Roth IRA.
NOTE 9 — SUBSEQUENT EVENTS
The Plan Sponsor has evaluated subsequent events through June 25, 2010. Through that date, the following events requiring disclosure are noted below:
On March 5, 2010 the Company’s shareholders approved proposals to recapitalize the Company’s existing common stock. The recapitalization included, among other things, a redesignation of existing common stock, including common stock held by the Plan, as Class B common stock with five votes per share, convertible into Class A common stock on a share for share basis; a four-for-one stock split of the Class B common stock; and, the creation of a new class of common stock designated as Class A common stock with one vote per share. On April 19, 2010, all shares of Class B common stock held by the Plan were converted into shares of Class A common stock.
In connection with the Company’s initial public offering of Class A common stock, which was concluded on March 29, 2010, the Plan was amended to provide for daily valuation of and investment transfers from First Interstate BancSystem, Inc. common stock held within the Plan beginning on May 10, 2010. In addition, the Distribution Date was amended to provide for monthly distributions from all investments beginning with the May 17, 2010 Distribution Date. Subsequent to March 24, 2010, shares of First Interstate BancSystem, Inc. Class A and Class B common stock are no longer available for purchases through the Plan, although current holdings of Class A common stock may be retained within the Plan.

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SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008
NOTE 10 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 and 2008 to Form 5500:

	2009	2008

Net assets available for benefits per the financial statements	$141,367,398	$129,176,761
Adjustment to fair value of fully benefit-responsive investment contract	(339,547)	(1,569,958)
Participant loan balance deemed distributed	(6,216)	(6,909)

Net assets available for benefits per the Form 5500	$141,021,635	$127,599,894

The following is a reconciliation of changes in net assets available for benefits per the financial statements for the year ended December 31, 2009:

2009
Net increase per the financial statement	$12,190,637
Appreciation in fully Benefit-responsive investment contract	1,230,411
Deemed distribution of participant loan accrued interest	693

Net increase per the Form 5500	$13,421,741

14

SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF
FIRST INTERSTATE BANCSYSTEM, INC.
SUPPLEMENTARY INFORMATION

SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009
EIN 81-0331430
PN 003

		(c) Description of investment including
	(b) Identity of issue, Borrower,	maturity date, rate of interest, collateral,
(a)	lessor, or similar party	par or maturity value	(d) Cost	(e) Current Value
*	First Interstate BancSystem, Inc.	Employer securities, 481,110 common shares	N/A	$28,866,600
	Accessor Capital Management	Balanced Allocation Fund, mutual fund	N/A	19,558,284
	Accessor Capital Management	Growth Allocation Fund, mutual fund	N/A	11,270,169
	Accessor Capital Management	Aggressive Growth Allocation Fund, mutual fund	N/A	8,738,568
	Accessor Capital Management	Growth & Income Allocation Fund, mutual fund	N/A	7,446,605
	Harbor Capital Advisors	Harbor International Fund, mutual fund	N/A	11,355,130
**	Fidelity Management & Research	Spartan U.S. Equity Index Fund, mutual fund	N/A	5,341,980
**	Fidelity Management & Research	Money Market Fund, mutual fund	N/A	1,745,446
	Accessor Capital Management	Growth Fund, mutual fund	N/A
	Davis Funds	Davis New York Venture, mutual fund	N/A	4,187,663
	Accessor Capital Management	Small to Mid Cap Fund, mutual fund	N/A
	T Rowe Price Associates, Inc.	Emerging Markets Stock Fund, mutual fund	N/A	1,256,999
	T Rowe Price Associates, Inc.	Equity Income Fund, mutual fund	N/A	4,205,264
	Luther King Capital Management Corp.	Small Cap Equity Fund, mutual fund	N/A	3,443,439
*	Participant Loans	Interest Rates ranging from 4.25% to 10.5%	0	2,941,666
**	Fidelity Management & Research	Advisor Equity Growth Fund, mutual fund	N/A	5,183,501
	Vanguard Group	Intermediate Term Treasury Admiral Fund, mutual fund	N/A	3,496,084
**	Fidelity Management & Research	Government Income Fund, mutual fund	N/A
	Accessor Capital Management	Income & Growth Allocation Fund, mutual fund	N/A	1,462,434
	Dodge & Cox	Dodge & Cox Income Fund, mutual fund	N/A	3,081,120
	Accessor Capital Management	Income Allocation Fund, mutual fund	N/A	796,815
	Vanguard Group	Small Cap Stock Index Trust Fund, mutual fund	N/A	1,435,923
	Vanguard Group	Mid Cap Stock Index Fund, mutual fund	N/A	3,450,222
	Metropolitan Life Insurance Company	MetLife Stable Value Fund, GIC	N/A	11,369,316
**	Fidelity Cash Reserves	Money Market Fund	N/A	772
				$140,634,000

*	Party-in-interest to the Plan

**	Potential for party-in-interest to the Plan (see notes to financial statements)

15

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
SAVINGS AND PROFIT SHARING PLAN FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.

June 25, 2010	/s/ LYLE R. KNIGHT

Date	Lyle R. Knight, Chairman
First Interstate BancSystem, Inc. Benefits Committee, Plan Administrator of the Savings and Profit Sharing Plan for Employees of First Interstate BancSystem, Inc.